OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                        NEW YORK, NEW YORK 10022
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                               September 14, 2006        FACSIMILE: 212.451.2222

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Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett
Assistant Director

                  Re:      Letter dated August 24, 2006 regarding
                           Form SB-2 filed August 10, 2006 - File No. 333-136471
                           -----------------------------------------------------

Ladies and Gentlemen:

         We are securities counsel to SWMX, Inc. (the "Company"), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated August 24, 2006, in response to the filing on August 10, 2006 of the Company's Registration
Statement on Form SB-2 (the "Form SB-2"). The Company's responses are numbered to correspond to your comments and are filed in conjunction with Amendment No. 1 to the Form SB-2 ("Amendment No. 1").

FINANCIAL STATEMENTS AND NOTES

SOFT WAVE MEDIA, LLC

STATEMENT OF MEMBERS' DEFICIT

1.       PLEASE TELL US HOW YOU CONSIDERED ITEM 310 OF REGULATION S-B IN
         EXCLUDING A STATEMENT OF MEMBERS' DEFICIT.

RESPONSE:

         The Company has revised the financial statements for the December 31,
         2005 period as well as the June 30, 2006 quarter to include a statement of changes in stockholders' equity. Both of which can be found as pages
         F-5 and F-18, respectively, in Amendment No. 1.

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September 14, 2006

NOTE 1 - SUMMARY OF BUSINESS AND BASIS FOR PRESENTATION

NATURE OF BUSINESS, PAGE F-6

2.       WE NOTE THE TRANSACTION BETWEEN YOU AND SOFTWAVE MEDIA EXCHANGE, INC.
         ON JULY 26, 2006, IS A REVERSE MERGER. FOR ACCOUNTING PURPOSES, THE
         ACQUISITION WOULD BE TREATED AS A RECAPITALIZATION OF SOFTWAVE WITH
         SOFTWAVE AS THE ACCOUNTING ACQUIRER. WE WOULD EXPECT THAT IF SOFTWAVE
         IS THE ACCOUNTING ACQUIRER AND CONTINUING ENTITY, THEN THE AUDITED
         HISTORICAL FINANCIAL STATEMENTS PRIOR TO JULY 2006 WOULD BE THOSE OF
         SOFTWAVE AND TITLED SWMX, INC. WITH THE EQUITY SECTION OF THE BALANCE
         SHEET AND EARNINGS PER SHARE OF SOFTWAVE RETROACTIVELY RESTATED TO
         REFLECT THE EXCHANGE RATION ESTABLISHED IN THE AGREEMENT. IN ADDITION,
         FOOTNOTE DISCLOSURE CONCERNING THE CHANGE IN CAPITAL STRUCTURE SHOULD
         BE INCLUDED. PLEASE CLARIFY OR REVISE ACCORDINGLY.

RESPONSE:

         The Company has revised the equity section of the balance sheet at
         December 31, 2005 and at June 30, 2006 to retroactively reflect the equity of SWMX, Inc. We have also titled the financial statements as those of SWMX, Inc. and modified the footnotes disclosure in note 1 and
         9 to the financial statements.

3.       REFERENCE IS MADE TO YOUR JANUARY 19, 2006 TRANSACTION. WE NOTE FROM
         YOUR DISCLOSURE THAT THE ASSETS AND LIABILITIES OF SOFTWAVE MEDIA
         EXCHANGE, INC. ARE REFLECTED AT THE CARRYOVER BASIS OF SOFT WAVE MEDIA,
         LLC. WE ALSO NOTE THAT ON THE SAME DATE A 20% INTEREST WAS SOLD TO NEW
         INVESTORS. TELL US AND CONSIDER EXPANDING YOUR DISCLOSURES TO EXPLAIN
         YOUR BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT. IN ADDITION, ADVISE
         US HOW YOUR FINANCIAL STATEMENTS CLEARLY SHOW THE OPERATIONS OF
         SOFTWAVE MEDIA LLC AS YOUR PREDECESSOR'S PREDECESSOR FOR THE PERIODS
         PRIOR TO JANUARY 19, 2006.

RESPONSE:

         In anticipation of an equity investment from several third parties,
         Soft Wave Media, LLC converted its legal entity structure from a limited liability company to a C corporation. Through a contribution agreement Soft Wave Media, LLC received 160,000,000 shares of common stock of SoftWave Media Exchange, Inc. These shares were subsequently distributed to the members of the Soft Wave Media, LLC. Since the shareholders of Soft Wave Media, LLC and SoftWave Media Exchange, Inc.
         remained the same, carryover basis is appropriate. SoftWave Media
         Exchange, Inc, then issued 40,000,000 new shares to new investors for
         $2,000,000, before expenses, which has been accounted for as an equity contribution.

September 14, 2006

UNDERTAKING, PAGE II-4

4.       PLEASE REVISE TO INCLUDE THE UNDERTAKING REQUIRED BY ITEM 512(G)(2) OF
         REGULATION S-B.

RESPONSE:

         The requested revision has been made on page II-5 of Amendment No. 1.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               /s/ Robert H. Friedman
                                               ---------------------------------
                                               Robert H. Friedman

cc:      Joshua Wexler
         James Caci